ImmuCell Corporation

EXHIBIT 4.1

AMENDMENT TO RIGHTS AGREEMENT

THIS AMENDMENT is entered into as of April 15, 2015, between IMMUCELL CORPORATION, a Delaware corporation (the “Company”), and American Stock Transfer & Trust Company, LLC, a New York limited liability trust company, as Rights Agent (the “Rights Agent”).

WHEREAS, the Company and the Rights Agent are parties to (i) a Rights Agreement dated as of September 5, 1995, providing for the issuance of certain common stock purchase rights (the “Rights”) to holders of the Company’s outstanding Common Stock, (ii) an Amendment to the Rights Agreement, dated as of June 30, 2005, (iii) a second Amendment to Rights Agreement, dated as of June 30, 2008, (iv) a third Amendment to the Rights Agreement dated as of August 9, 2011 and (v) a fourth Amendment to the Rights Agreement dated as of June 16, 2014 (collectively, the “Rights Agreement”);

WHEREAS, under Sections 23(b), 23(c) and 27(b) of the Rights Agreement, the Rights can be redeemed and the Rights Agreement can be amended only with the concurrence of a majority of the Continuing Directors (as defined therein) then in office; and

WHEREAS, the Company’s Board of Directors has determined that deleting such provisions from the Rights Agreement is in the best interest of the Company;

NOW, THEREFORE, in consideration of the mutual benefits arising herefrom, the parties hereto agree as follows;

1.	CONTINUING DIRECTOR PROVISIONS.

(a) Section 23(b) of the Rights Agreement is hereby amended by deleting the following: “; provided, however, if the Board so authorizes redemption of the Rights after a Stock Acquisition Date, then there must be Continuing Directors then in office and such authorization shall require the concurrence of a majority of such Continuing Directors”.

(b) Section 23(c) of the Rights Agreement is hereby amended by deleting the following: “; provided, however, that after a Stock Acquisition Date, if the Board authorizes any such amendment or supplement extending or shortening the period during which the Rights may be redeemed, then there must be Continuing Directors then in office and such authorization shall require the concurrence of a majority of such Continuing Directors”.

(c) Section 27(b) of the Rights Agreement is hereby amended by deleting the following: “there must be Continuing Directors then in office and such authorization shall require the concurrence of a majority of such Continuing Directors and a majority of the Board and, provided, further,”.

(d) Section 1(g) of the Rights Agreement is hereby deleted in its entirety and replaced with “(g) [Intentionally omitted].”

2.	OTHER PROVISIONS. The “Summary of Rights to Purchase Common Stock” (attached to the Rights Agreement as Exhibit B thereto) shall likewise be deemed amended to reflect the changes under Section 1 above. In all other respects, the terms and provisions of the Rights Agreement are hereby confirmed and shall remain in full force and effect, subject to the changes stated herein.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and attested, all as of the date first above written.

Attest:		IMMUCELL CORPORATION

By:	/s/ Elizabeth S. Toothaker	By:	/s/ Michael F. Brigham
	Elizabeth S. Toothaker Director of Finance and Administration		Michael F. Brigham President and Chief Executive Officer

Attest:		AMERICAN STOCK TRANSFER & TRUST COMPANY, LLC

By:	/s/ Donna Ansbro	By:	/s/ Paula Caroppoli
	Donna Ansbro Vice President		Paula Caroppoli Senior Vice President